Consent of Independent Registered Public Accounting Firm

We consent to the use in this Post-Effective Amendment No. 2 to Registration Statement (No. 333-191707) on Form N-2A of Little Harbor MultiStrategy Composite Fund of our report dated May 29, 2015, relating to our audit of the financial statements and financial highlights, which is incorporated by reference in the Statement of Additional Information, which is a part of such Registration Statement.

We also consent to the references to our firm under the captions “Financial Highlights” and "Independent Registered Public Accounting Firm" appearing in the Prospectus and “Independent Registered Public Accounting Firm” appearing in the “Statement of Additional Information”, which are part of this Registration Statement.

/s/ McGladrey LLP

Boston, MA
July 29, 2015